UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February,2026

Commission File Number 001-42656

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Grupo Cibest S.A.
(Translation of registrant’s name into English)

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Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo CIBEST S.A. (Registrant)

Date February, 23, 2026	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

February 23, 2026
Medellin, Colombia

GRUPO CIBEST S.A. ANNOUNCES PROPOSAL FOR DISTRIBUTION OF PROFITS

The Board of Directors of Grupo Cibest S.A. (“Grupo Cibest”) has decided to submit for consideration by the shareholders, at the next Ordinary General Shareholders´ Meeting to be held in the month of March, the profit distribution proposal described below:

(iii)The partial release of the excess of the legal reserve in the amount of COP 3,134,348,298,483.70, and the partial release of the occasional reserve in the amount of COP 1,166,556,265,484.30, for allocation to the payment of dividends.

(iiii)The payment of an annual dividend of COP 4,512 per share, payable in four quarterly installments of COP 1,128 per share, on the following dates: April 1, July 1, October 1, and December 29, 2026.

(iiiii)The establishment of a specific reserve (reserva ocasional) for equity strengthening and future distributions in the amount of COP 3,760,982,548,143.31.

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Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
ir@Grupocibest.com.co	ir@Grupocibest.com.co

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